UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-218913

CIBC BANK USA

SAVINGS, RETIREMENT & EMPLOYEE STOCK OWNERSHIP PLAN

(Full title of the plan)

Canadian Imperial Bank of Commerce

Commerce Court

Toronto, Ontario

Canada, M5L 1A2

(416) 980-2211

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.

The CIBC Bank USA Savings, Retirement & Employee Stock Ownership Plan (the “Plan”) is subject to ERISA and files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

Financial Statements. Listed below are the financial statements and schedules filed as a part of the annual report.

(a) Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018, and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2019 and 2018.

These Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018 and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2019 and 2018, respectively, included herein, are hereby incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission by the Canadian Imperial Bank of Commerce on June 23, 2017 (File No. 333-218913).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Plan Administrator of

CIBC Bank USA Savings, Retirement & Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of CIBC Bank USA Savings, Retirement & Employee Stock Ownership Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2015.

Chicago, Illinois

June 25, 2020

CIBC BANK USA SAVINGS, RETIREMENT &

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2019 and 2018

	2019	2018
ASSETS
Participant-directed investments, at fair value	$209,217,165	$155,786,708
Receivables:
Notes receivable from participants	1,680,048	1,736,304
Company contributions	809,758	1,860,746

Total receivables	2,489,806	3,597,050

NET ASSETS AVAILABLE FOR BENEFITS	$211,706,971	$159,383,758

The accompanying notes are an integral part of the financial statements.

CIBC BANK USA SAVINGS, RETIREMENT &

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2019 and 2018

	2019	2018
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions from the company	$4,948,764	$4,685,730
Contributions from participants	16,109,324	14,662,861
Rollover contributions	4,189,358	3,308,998
Interest income from notes receivable from participants	101,110	80,716
Dividend income	2,178,920	1,820,572
Net appreciation (depreciation) in fair value of investments	34,782,649	(14,695,349)

Total additions	62,310,125	9,863,528

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Withdrawals by participants	9,854,742	6,884,380
Administrative expenses	132,170	117,588

Total deductions	9,986,912	7,001,968

Net increase	52,323,213	2,861,560
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	159,383,758	156,522,198

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$211,706,971	$159,383,758

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the CIBC Bank USA Savings, Retirement & Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering employees of CIBC Bank USA and its subsidiaries (the “Company”). The Plan’s sponsor is the Company’s direct parent, CIBC Bancorp USA Inc. (the “Plan Sponsor”), which is a subsidiary of Canadian Imperial Bank of Commerce (“CIBC”), Toronto, Canada. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions - Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions). New employees are automatically enrolled, unless they opt-out. A new employee participant’s deferral is set at 3% of eligible cash compensation and increases 1% at the start of each subsequent Plan year until the rate reaches 10% of eligible cash compensation or is changed by the participant. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. The Company contributes an amount equal to 50% of the first 6% of cash compensation that a participant contributes to the Plan. Beginning January 1, 2020, the Company will contribute an amount equal to 100% of the first 6% of cash compensation that a participant contributes to the Plan. Additional discretionary matching contributions may be contributed at the discretion of the Plan Sponsor’s Board of Directors. No such amounts were contributed for 2019 and 2018. All contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).

Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. Any participant who has access to material non-public information is prohibited from making changes to their CIBC common stock investments at any time while in possession of material non-public information. In addition, participants subject to CIBC-imposed blackout window periods are only permitted to make elections, including making an intra-plan transfer of an existing account balance, into or out of the CIBC stock fund during an open window period, unless CIBC has restricted trading during such window period.

Participants who are automatically enrolled have their contributions invested in the applicable lifecycle fund based on their age until they change their election. The Company’s contributions are invested in the same manner as that of the participant’s elective contributions.

Participant accounts - Each participant’s account is credited with the participant’s contribution and allocations of: (a) the Company’s contribution and (b) investment earnings and losses and charged with participant withdrawals or distributions and administrative fees and expenses. Allocations are based on employee contributions, eligible compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Eligibility - An employee is eligible to participate in the Plan after completing one hour of service, as defined. Participants who are at least 18 years old are eligible for the Company’s contributions after one year of employment.

Vesting - Participants are immediately vested in their contributions and the Company’s qualified matching contributions and corrective non-elective contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20% vested after one year of credited service and vests 20% per year thereafter, until becoming fully vested after five years of credited service.

Investment options - Currently, participants are able to direct employee contributions into pooled separate accounts (“PSAs”) (maintained by an insurance carrier), common/collective trusts (maintained by an insurance carrier), mutual funds (registered investment companies), and CIBC common stock. Participants are able to transfer funds among all investment options, subject to certain limitations on the timing of such transfers imposed by certain mutual funds and PSAs.

Participant loans - Participants may borrow from their own account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the prime rate in effect on the loan acquisition date plus 100 basis points. Principal and interest are paid ratably through payroll deductions.

Payment of benefits - Participants are eligible to receive the vested portion of their Plan account upon retirement, termination of employment, disability or death. Hardship withdrawals are also available to participants who demonstrate financial need in certain circumstances, as defined.

Forfeited accounts - Participants forfeit the unvested portion of their Plan account upon certain terminations of employment. These accounts are used to reduce future Company contributions. During the Plan years ended December 31, 2019 and 2018, forfeitures in the amount of $150,998 and $93,567, respectively, were used to reduce the Company’s contributions. As of December 31, 2019 and 2018, forfeited unvested accounts not yet used to reduce future Company’s contributions totaled $60,687 and $4,408, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator (the “Plan Committee”) to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition - The Plan is invested in CIBC common stock, mutual funds, common/collective trusts, and PSAs, which are stated at fair value using methodologies described in Note 4. Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net appreciation/ (depreciation) includes the Plan’s gains/(losses) on investments bought and sold as well as held during the year.

Notes receivable from participants - Notes receivable from participants are collateralized by the participants’ accounts and are stated at the amount of unpaid principal balance plus any accrued but unpaid interest. Payments of notes receivable from participants are applied to the outstanding loan balance. Delinquent participant loans are reclassified as distributions based upon terms of the Plan document.

There is no allowance for uncollectible notes receivable from participants recorded at December 31, 2019 and 2018 because all balances are deemed collectible.

Payment of benefits - Benefits are recorded when paid.

Administrative expenses - The administrative expenses of the Plan are paid by the Plan Sponsor and by the Plan participants. The expenses that are paid by the Plan Sponsor are not included in the Statements of Changes in Net Assets Available for Benefits.

Accounting pronouncements - In July 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-09, Codification Improvements, which, among other things, amended an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarified that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for net asset value per share practical expedient in accordance with ASC 820, Fair Value Measurement. Plan management has determined that the Plan’s common/collective trusts and PSAs have a readily determinable fair value, and has adopted the provisions of this new standard for the year ended December 31, 2019. The ASU has been applied prospectively, in accordance with the adoption guidance. Adoption of the amended guidance affected the fair value disclosures, but did not change the fair value measurement of the investments.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurements, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendments are effective for all entities for fiscal years beginning after December 15, 2019, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the fair value disclosures. The adoption of this guidance is not expected to materially impact the statement of net assets available for benefits or the statement of changes in net assets available for benefits.

3. PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

Substantially all assets of the Plan are held in trust by Delaware Charter Guarantee & Trust Company, a Delaware corporation conducting business under the trade name of Principal Trust Company, as Trustee for the Plan. Administrative fees in the amounts of $57,006 and $58,096 were paid to Principal Financial Group for the years ended December 31, 2019 and 2018, respectively, by the Plan Sponsor. Administrative fees in the amounts of $67,217 and $52,625 were paid to Principal Financial Group during the years ended December 31, 2019 and 2018, respectively, by the Plan via fees paid by participants. Investment advisor fees paid to Mesirow Financial Inc. totaled $64,953 and $64,963 in 2019 and 2018, respectively. The Plan invests in common stock of CIBC. The Plan received $656,741 and $610,066 in common stock dividends from CIBC in 2019 and 2018, respectively. These transactions qualify as party-in-interest transactions, however they are exempt from the prohibited transaction rules under ERISA.

4. FAIR VALUE MEASUREMENTS

The Plan measures, monitors and discloses its assets on a fair value basis in accordance with FASB Accounting Standards Codification 820 (“FASB ASC 820”), Fair Value Measurements and Disclosures. ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level	1: Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level	2: Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level	3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

CIBC common stock - Valued at the closing price reported on the New York Stock Exchange, active market on which the security is traded.

Mutual funds - Valued at the net asset value (“NAV”) of shares held by the Plan at year-end based on quoted market prices in active markets.

Common/collective trusts - Valued at the NAV of units of a collective trust, which is the basis for current transactions and readily available to current investors. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding. The common/ collective trusts do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions. This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These common/collective trust funds share the common goal of first growing and then later preserving principal.

Pooled separate accounts - Valued at the NAV of units of a pooled separate account, which is the basis for current transactions and readily available to current investors. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding. The pooled separate accounts do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions. The underlying investments of the pooled separate accounts consist solely of mutual funds, each of which follows a separate investment strategy as described in the following paragraphs:

Principal LargeCap S&P 500 Index: The investment seeks long-term growth of capital by investing the majority of assets in common stocks of companies that compose the S&P 500 Index.

Principal MidCap Value: The investment seeks long-term growth of capital. Under normal circumstances, the fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of companies with medium market capitalizations at the time of purchase. It invests in value equity securities, an investment strategy that emphasizes buying equity securities that appear to be undervalued.

Principal SmallCap S&P 600 Index: The investment seeks long-term growth of capital and normally invests the majority of assets in common stocks of companies that compose the S&P SmallCap 600 Index.

Principal MidCap S&P 400 Index: The investment seeks long-term growth of capital and normally invests the majority of assets in common stocks of companies that compose the S&P MidCap 400 Index.

Principal Real Estate Securities: The investment seeks to generate a total return by investing in equity securities of companies principally engaged in the real estate industry at the time of purchase.

The following table sets forth the fair value of the Plan’s assets as of December 31, 2019 and 2018, categorized by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
December 31, 2019
Common stock	$12,953,105	$—	$—	$12,953,105
Mutual funds	86,601,545	—	—	86,601,545
Common/collective trusts	60,496,361	—	—	60,496,361
Pooled separate accounts	49,166,154	—	—	49,166,154

Total investments at fair value	$209,217,165	$—	$—	$209,217,165

December 31, 2018
Common stock	$11,530,835	$—	$—	$11,530,835
Mutual funds	69,320,539	—	—	69,320,539

Total assets in fair value hierarchy	$80,851,374	$—	$—	$80,851,374

Common/collective trusts				41,454,688
Pooled separate accounts				33,480,646

Total investments at fair value				$155,786,708

There were no Level 3 assets and no movements between levels for the years ended December 31, 2019 and 2018, respectively.

5. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated October 10, 2017, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is tax-exempt. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more than likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. PLAN TERMINATION

Although they have not expressed any intent to do so, the Company and its subsidiaries have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company contributions.

7. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities based primarily on elections made by participants. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8. SUBSEQUENT EVENT

On January 20, 2020, the World Health Organization (“WHO”) announced a global health emergency stemming from a new strain of coronavirus that was spreading globally (the “COVID-19 outbreak”) and on March 11, 2020, classified such outbreak as a pandemic. The COVID-19 outbreak triggered volatility in financial markets and has caused a significant negative impact on the global economy. Because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, plan management is unable to estimate the full impact of the COVID-19 outbreak on the assets of the Plan, as it continues to evolve as of the date of this report.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act waives all required minimum distribution requirements for tax-qualified defined contribution plans, including 401(k) plans. In addition, the CARES Act permits distributions up to $100,000 from qualified plans and IRAs by affected individuals. Plan management is evaluating the impact of the CARES Act, but does not expect it to have a material impact on the assets of the Plan.

SUPPLEMENTARY SCHEDULE

CIBC BANK USA SAVINGS, RETIREMENT &

EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2019

EIN: 81-3288590

Plan Number: 001

		(c)
		Description of investments
		including maturity date, rate		(e)
	(b)	of interest, collateral, par or	(d)	Current
(a)	Identity of issue, borrower, lessor or similar party	maturity value	Cost	Value
*	Principal LargeCap S&P 500 Index	Pooled separate account	(1)	$27,443,761
*	Principal MidCap Value	Pooled separate account	(1)	4,229,666
*	Principal SmallCap S&P 600 Index	Pooled separate account	(1)	5,971,687
*	Principal MidCap S&P 400 Index	Pooled separate account	(1)	8,248,641
*	Principal Real Estate Securities	Pooled separate account	(1)	3,272,399
*	Principal LifeTime 2010	Common/collective trusts	(1)	598,294
*	Principal LifeTime 2015	Common/collective trusts	(1)	464,984
*	Principal LifeTime 2020	Common/collective trusts	(1)	7,241,166
*	Principal LifeTime 2025	Common/collective trusts	(1)	4,161,527
*	Principal LifeTime 2030	Common/collective trusts	(1)	13,028,044
*	Principal LifeTime 2035	Common/collective trusts	(1)	4,711,077
*	Principal LifeTime 2040	Common/collective trusts	(1)	11,618,982
*	Principal LifeTime 2045	Common/collective trusts	(1)	4,504,357
*	Principal LifeTime 2050	Common/collective trusts	(1)	9,445,521
*	Principal LifeTime 2055	Common/collective trusts	(1)	2,232,108
*	Principal LifeTime 2060	Common/collective trusts	(1)	2,017,783
*	Principal LifeTime 2065	Common/collective trusts	(1)	63,434
*	Principal LifeTime Strategic Income	Common/collective trusts	(1)	409,084
*	Canadian Imperial Bank of Commerce	Common stock	(1)	12,953,105
	American Funds American Balanced Fund R6	Registered investment company	(1)	9,692,013
	American Funds EuroPacific Growth Fund R6	Registered investment company	(1)	5,983,222
	Dodge & Cox Stock Fund	Registered investment company	(1)	13,066,090
	Janus Henderson Small Cap Value Fund N	Registered investment company	(1)	2,355,385
	DFA International Small Cap Value I Fund	Registered investment company	(1)	3,303,432
	MainStay Large Cap Growth Fund R6	Registered investment company	(1)	14,264,006
	Vanguard Short-Term Bond Index Admiral Fund	Registered investment company	(1)	4,461,284
	Vanguard Emerging Markets Stock Index Admiral Fund	Registered investment company	(1)	4,886,436
	Vanguard Developed Markets Index Admiral Fund	Registered investment company	(1)	3,643,817
	Vanguard High-Yield Corporate Admiral Fund	Registered investment company	(1)	1,949,593
	Vanguard Intermed-Term Bond Index Admiral Fund	Registered investment company	(1)	2,035,336
	Vanguard Mid-Cap Growth Index Admiral Fund	Registered investment company	(1)	4,796,639
	Franklin Templeton Global Bond R6	Registered investment company	(1)	1,364,523
	BlackRock Total Return Fund	Registered investment company	(1)	4,183,415
	Oppenheimer Developing Markets Fund	Registered investment company	(1)	892,712
	Wells Fargo Small Company Growth Inst Fund	Registered investment company	(1)	3,287,688
	Vanguard Federal Money Market Fund	Registered investment company	(1)	6,435,954
*	Notes receivable from participants	Participant loans - Interest rates range from 4.25% to 6.50% with various maturities		1,680,048

				$210,897,213

*	Party-in-interest as defined by ERISA.
(1)	Cost information may be omitted as the investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 25, 2020

CIBC BANK USA
SAVINGS, RETIREMENT & EMPLOYEE STOCK
OWNERSHIP PLAN

By:	CIBC Bank USA Savings, Retirement & Employee
Stock Ownership Plan Committee

By:	/s/ William T. Norris
Name:	William T. Norris
Title:	Plan Committee Member

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP